Exhibit 99.1

[Cover Sheet]

Type of Written Submission:	Extraordinary report

Submitted to:	Finance Bureau Director - Kanto Region

Date of Submission:	April 1, 2019

Company Name:	Pepper Food Service Kabushiki Kaisha

English Company Name:	PEPPER FOOD SERVICE CO., LTD.

Name & Position of Company Representative:	Kunio Ichinose, Representative Director, President and Chief Executive Officer

Head Office Address:	17F Olinas Tower, 4-1-3 Taihei, Sumida-ku, Tokyo

Telephone number:	03(3829)3210 (General)

Contact for general business inquiries:	Ichiro Yasuda, General Manager of General Affairs Division

Nearest location for inquiries:	17F Olinas Tower, 4-1-3 Taihei, Sumida-ku, Tokyo

Telephone number:	03(3829)3210 (General)

Contact for general business inquiries:	Ichiro Yasuda, General Manager of General Affairs Division

Inspectorate:	Tokyo Stock Exchange, Inc. 2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo

1.	Reason for Submission

This extraordinary report is submitted pursuant to Article 24-5-4 of the Financial Instruments and Exchange Act and Article 19-2-9 (2) of the Cabinet Office Order on Disclosure of Corporate Affairs, subsequent to resolutions passed at the 34th Ordinary General Meeting of Shareholders of Pepper Food Service Co., Ltd., which was held on March 28, 2019.

2.	Details of the Report

(1)	Date of the General Meeting of Shareholders

March 28, 2019

(2)	Details of the resolution

Proposal: Dividends from surplus

Matters concerning dividend assets

¥15.00 per share of Pepper Food Service Co., Ltd.’s common stock

(3)

Number of voting rights declared “in favor” of and “against” the matter for resolution, as well as the number of abstentions; requirements for a resolution to be passed; and the outcome of the resolution

Total number of voting rights held by shareholders entitled to vote: 208,087 voting rights

(Unit: voting rights)

Matter for resolution	Number of voting rights exercised by shareholders in attendance	In Favor	Against	Abstentions/ Invalid Votes	Percentage in favor (%)	Outcome of the resolution
Proposal	93,163	88,389	697	1,216	94.87	Approved

(Note)	The following requirements must be met for a proposal to be passed.

A majority of the voting rights held by those shareholders in attendance who are entitled to vote must be cast “in favor” of the proposal.

(4)	The reason that some of the voting rights held by shareholders in attendance at the General Meeting of Shareholders were not added to the number of voting rights in (3) above

Not all shareholders in attendance on the day had their votes included in the numbers given under the headings “In Favor,” “Against,” and “Abstentions/Invalid Votes”; only those shareholders whose votes we were able to confirm were included. This was due to the fact that calculating the total votes as (i) those votes exercised in advance (i.e. on or before the day prior to the General Meeting of Shareholders) plus (ii) the votes cast by some attending shareholders (i.e. votes that we were able to confirm as being “in favor” of or “against” individual proposals) meant that voting requirements for each proposal were satisfied and all resolutions were reached in compliance with the Companies Act.

End